Filed by Noble Energy, Inc.

(Commission File No. 001-07964)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Rosetta Resources, Inc.

Commission File No.: 000-51801

This filing relates to the proposed merger of a subsidiary of Noble Energy with Rosetta pursuant to the terms of an Agreement and Plan of Merger, dated as of May 10, 2015 (the “Merger Agreement”), by and among Noble Energy, Rosetta and Bluebonnet Merger Sub Inc. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Noble Energy on May 11, 2015, and is incorporated by reference into this filing.

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NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

EVENT DATE/TIME: MAY 11, 2015 / 2:00PM GMT

OVERVIEW:

NBL announced acquisition of Rosetta Resources.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

C O R P O R A T E  P A R T I C I P A N  T S

David Larson Noble Energy, Inc - VP of IR

Dave Stover Noble Energy, Inc. - Chairman & CEO

Gary Willingham Noble Energy, Inc. - EVP of Operations

Ken Fisher Noble Energy, Inc. - CFO

C O N F E R E N C E  C A L L  P A R T  I C I P A N T S

Charles Meade Johnson Rice & Company - Analyst

Pearce Hammond Simmons & Company International - Analyst

David Heikkinen Heikkinen Energy Advisors - Analyst

Leo Mariani RBC Capital Markets - Analyst

Michael Rowe Tudor, Pickering, Holt & Company - Analyst

Joe Allman JPMorgan - Analyst

Bob Brackett Bernstein Research - Analyst

Paul Sankey Wolfe Research - Analyst

Doug Leggate BofA Merrill Lynch - Analyst

Bob Morris Citigroup - Analyst

Mike Kelly Global Hunter Securities, LLC - Analyst

Paul Grigel Macquarie Research Equities - Analyst

P R E S E N T A T I O N

Operator

Good day, and welcome to the Noble Energy acquisition of Rosetta Resources conference call and webcast.

(Operator Instructions)

Please note this event is being recorded. I would now like to turn the conference call over to Mr. David Larson, Vice President of Investor Relations. Mr. Larson, the floor is yours, sir.

David Larson - Noble Energy, Inc - VP of IR

Thanks, Mike. Good morning, everyone. We appreciate you joining us on such short notice. On the call with me today from Noble Energy, we have Dave Stover, Chairman and CEO; Gary Willingham, Executive Vice President of Operations; and Ken Fisher, CFO.

This morning’s call here is to discuss our recently announced acquisition of Rosetta Resources. The news release and accompanying slide presentation are available on our website at this time.

I want to remind everyone that this webcast and conference call contains projections and forward-looking statements. You should read our full disclosures on our forward-looking statements in our latest news release and SEC filings for a discussion of the risk factors that influence our business.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

We are going to go for about an hour, and we’ll have plenty of time for Q&A after the prepared remarks are given. We would ask that all participants limit themselves to one primary question and one follow-up. With that, let me turn the call over to Dave, who is going to provide an overview of the transaction, and then discuss its strategic benefits.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Thanks, David, and thanks to everyone for joining us here on, as David mentioned, such short notice this morning. This is an exciting step, and exciting time for Noble Energy. I think we’ve laid out some slides for you, and if you want to refer to those as I go through the discussion here, before we open it up for questions.

I think the first slide is actually, slide number 2, where it talks about some of the criteria we’ve laid out that we’ve had in the back of our mind, and we have been looking at, as we’ve considered any new opportunities. I think we’ve talked to a number of you out there about -- that had questions on what it would take for us to bring in a new opportunity, specifically a new core area, and we’ve listed a number of these things here.

One, having the scale to be a core area of materiality, and along with that, the inventory with running room, and running room at competitive economics to our current inventory, because we already have a deep inventory and some great plays.

I would say this acquisition of Rosetta checked the box on all of these. It brings us two new core areas, with substantial running room, that we can leverage our expertise that we’ve built in both the DJ Basin and the Marcellus, and share learnings across four of those areas now. They have a strong asset base and a strong organization. I would like to give credit to Jim Craddock and his team for building a high-quality position in two of the premier plays in the US.

One of the things we’ve really liked about this is, as we continued to look at it and evaluated it, with the fact that they’ve really focused their concentration in both play areas. So what you are bringing in, are things, we can actually develop and move forward with, and there’s not really anything to really have to clean up.

They done kind of the same that we’ve had, over the past couple of years of really focusing their concentration. So when you look at it, bringing in two core areas, they are accretive on all metrics, with tremendous running room and competitive economics.

If you turn to the next slide, the transaction details on slide 3, we list out some of the metrics and information that was in the press release. It’s an all stock transaction for 0.542 shares of Noble. It will give Rose shareholders about 9.6% on a contribution, very attractive valuation metrics when you look at enterprise value versus production.

Here we were showing, just compared to first quarter production, slightly under $60,000 per barrel of oil equivalent per day. On an enterprise value, also a very attractive versus proved reserves. Their reserves as of the end of 2014, around $13.65 per barrel of oil equivalent.

It gives a nice impact, and I’ll show you the impact on a pro forma, when we look at her relative to our current portfolio, on both production and reserves. And as I mentioned, immediately accretive to earnings and cash flow.

Expectation is that the transaction will close in the third quarter, and if you flip to slide 4, we list a number of things that tie into the strategic reasoning behind this for both companies. I’ve talked a little bit about some of this already, but it establishes a nice footprint for us, in both the Eagle Ford and Permian, which will complement our DJ Basin and Marcellus position.

I think that will give us now positions in four of the premier unconventional plays to continue to leverage expertise across a bigger scale. And I think both companies shareholders will benefit from this increased scale, as we develop a very high quality global asset base, when you look at the whole mix company-wide.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Within the assets themselves, the Rosetta assets, we see the ability to grow over the next several years at about a 15% compound annual growth rate, and to do it within cash flow. And that’s important, because we are not taking away from any of the other high-quality assets that we are developing in our existing portfolio. So I think it will be very complementary.

As I’ve mentioned before, just a combination of the two organizations, the strong technical capabilities, the shared learnings that we can discuss in more detail. And being able to do this now, as I’ve said, with a lower larger scale, and in a position, and a strong financial position to fully develop the asset.

If you turn over to page 5 or slide 5, we highlight specific to just these specific two core areas of Rosetta’s, on the top left, the Permian, with about 56,000 net acres, 46,000 of it in the Delaware basin, and a number of future locations already identified. I’d say this one is more in the early stage of development as a core area, but we’re very excited about what we’ve seen on recent well results, and the well results, not only on their acreage, but in the area we’re just immediately around here.

In the Eagle Ford, about 50,000 net acres in primarily Dimmit and Webb County and a high working interest. I’d say characteristics of both of these core positions that we really like is, is high working interest and operations, and that’s what we thrive on, and that’s what we like to use to continue to build from.

Still a number of future locations there, probably the more near-term in the Lower Eagle Ford, longer-term potential in the Upper Eagle Ford. The largest production of the current asset base of Rosetta is coming from the Eagle Ford right now. I’d say there is still opportunity to expand in both of these areas. So we are excited about the core position, and like I said, with a lot of running room.

If you turn to page 6, we’ve shown here, the mix from what we are now currently in the portfolio, and what Rosetta has in its portfolio, to what it will look like, when you roll this together on a pro forma. When compared this relative to the first-quarter’s production that was announced for both companies, and also relative to the 2014-year end reserves, when you look at it on a pro forma basis, the combined Eagle Ford and Permian will be about 17% based on first-quarter production of this new pro forma business, about equal to our Marcellus production base.

You’ll see that, in the US onshore part of our business, we will actually grow about 7% on production, about 8% on reserves, and the overall contribution from the Rosetta portfolio is about 21% Company-wide production increase, and about 20% reserve increase.

Turning to page 7, we just highlight the financial capacity, strong balance sheet. We have a strong liquidity position, and we are maintaining that strong liquidity position. I think the transaction will be fairly neutral on the key credit metrics.

We remain committed to our investment grade rating. I think though, the bottom line is we maintain our substantial flexibility and financial firepower even through this transaction.

Looking at slide 8, turning over, and this starts to look at, how does this fit altogether from an overall Company perception and perspective? And I’ll tell you what I’m excited about is, is now all of these core areas are high-quality, all high-quality with a lot of running room, and now adding two new core areas here in the US.

As I mentioned before, we are now in four of the leading US onshore plays. We have three offshore core areas providing substantial cash flow and significant future developments, and we still have a high impact exploration program with several material prospects that we will be drilling yet this year.

So what I am especially pleased with is the capabilities of the organization. When you think about the onshore development capabilities now on a wider scale and larger scale, the offshore major project execution, the exploration portfolio, all of this leads to what sets us up for creating a great future here. And that’s what we are really excited about.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

So I think with that, that was really all the comments I was going to lay out. I think this is a great step for us here at Noble, and we look forward to bringing that combination together, and the capabilities that Rosetta and the assets they’ve had, and blending them in with the Nobles’ capabilities and assets, is just going to make it even stronger Company and a brighter future. So with that, I’ll turn it over to questions.

Q U E S T I O N S  A N D  A N S W E R S

Operator

Thank you, sir.

(Operator Instructions)

Charles Meade, Johnson Rice. Please go ahead.

Charles Meade - Johnson Rice & Company - Analyst

Good morning, Dave, and to the rest of your team there. I think you touched on these points briefly in your comments so far, but I wonder if you could elaborate a bit on the vision you have for the Eagle Ford and this Delaware Basin asset in your portfolio? And specifically, do you expect the Eagle Ford to be a cash-out sort of -- like you have positive cash flow after CapEx, and see a complement in the Permian? Or can you just elaborate on how you see those playing out?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Yes, Charles. I think when you look at it, in combination, the way we have kind of laid this out, and our thinking about it over the next several years is that, within the cash flow of the combined asset base, we can still significantly grow the volumes out here. As you’ve -- probably over the next few years in the Eagle Ford, at least the way we’ve looked at it is, you’re continuing to concentrate on the Lower Eagle Ford while you’re starting to ramp up some of the activity level in the Permian over that period, especially based on the results we’ve seen there. I would say probably focusing initially in the Upper Wolfcamp, Bone Springs intervals. So, to a certain extent, yes, the Eagle Ford will help fund the development of the Permian, as you ramp that up.

Charles Meade - Johnson Rice & Company - Analyst

Got it. That’s the kind of detail I was looking for.

And then, on the -- a bigger question about, I guess, the portfolio as a whole, does this -- one way to look at this is to say that you guys are -- maybe you can tell, how does this interplay with your global exploration efforts? Is this a shift away from that, or is this a decision -- does this reflect some decision that you wanted to rebalance your overall portfolio, when you needed a little bit more on-shore unconventional to get in the right place?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Yes, I don’t think, when we looked at our existing portfolio, I don’t think there was a need for a specific change there. This is more about having an opportunity to get into some, what we would consider, very high-quality assets that expands our position in the US, and gives us more scale and leverage, or some of this expertise that we’ve developed, especially up in the DJ and the Marcellus, to expand that.

When you think about the ability to start to do more longer laterals, the advances and completions, the different benches that are still available in some of these areas. I mean, that is what this is focused on. It’s not about taking anything away from the rest of the portfolio, or changing the way we are looking at exploration or anything else. But it is bringing in some high-quality assets that add some very nice growth at very competitive economics. And in my mind, and from what I can see, still have a long ways to go as far as other opportunities here.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Charles Meade - Johnson Rice & Company - Analyst

Got it. Thanks a lot, Dave.

Operator

Pearce Hammond, Simmons & Company.

Pearce Hammond - Simmons & Company International - Analyst

Good morning. Thanks for taking my questions. Dave, I was curious: How long did it take for this deal to come together? Essentially how long have you been communicating with Rosetta, and give us just some color on how it all came about?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I think that will all come out in the filings at some point here, so I won’t get into all of that there. What I’ll say is, over the last few years, we’ve continued to focus and look at what areas would we be interested in, if an opportunity came up -- what companies kind of rise to the top of that. Rosetta was up on that list for a while now from us, especially as we saw how they’d continued to focus some of their activity in both of those areas, and it put together what we saw as a pretty nice position to continue to build from. So, I’d say that we’ve had our eye on this one for a while, and the specific discussions will come out later in the filings.

Pearce Hammond - Simmons & Company International - Analyst

Thank you. And then my follow-up is: How much stacked resource potential do you believe exist in the southern Eagle Ford?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I think there still is some. I think you’re looking at just how you even complete within some of that Lower Eagle Ford bench, if you will. And I think various companies distinguish between what they are considering Lower Eagle Ford; is it one or two benches, if you will, in the Upper Eagle Ford.

Let me ask Gary Willingham to expand here on what he’s thinking about for some of this.

Gary Willingham - Noble Energy, Inc. - EVP of Operations

Hey, Pearce, I think we’ve got -- we see quite a bit of inventory in the Lower Eagle Ford remaining, as well as an even larger potential inventory in the Upper Eagle Ford over time. The other thing that the Rosetta guys have done a great job working is looking at how to continue to enhance completions, drill longer laterals -- a lot of the same things that we’ve been doing in the DJ Basin and the Marcellus So, I think we’ve got a great ability to learn from them what they’ve been doing in the Eagle Ford, as well as the Permian, as well as apply learnings from the DJ and the Marcellus to those two areas as well.

Other things that I know they’ve been working, in addition to longer laterals and different completion techniques -- more sand. A lot of the same things we have been doing -- looking at some re-frac opportunities, as we have in the other areas, and even some infill drilling, and going back and drilling tighter in areas where maybe they were wider-spaced early on. So, I see quite a bit of potential here to keep active in these areas for years to come.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Pearce Hammond - Simmons & Company International - Analyst

Thank you very much.

Operator

David Heikkinen, Heikkinen.

David Heikkinen - Heikkinen Energy Advisors - Analyst

Good morning, guys. We can see how the transaction can be NAV-accretive, but wanted to get into your thoughts around the use of Noble’s equity, now twice this year, and curious about any other financing options that might have been evaluated, and what drove you to an all-stock deal?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Okay, yes. I think when you looked at it, when you put it in the combination of the equity component, and then bringing in the debt component, it was a good way to lay this out for an opportunity here in an all-stock transaction, while absorbing the debt, and maintaining our credit ratings and investment-grade focus, so that we continue to keep the financial firepower.

Ken Fisher - Noble Energy, Inc. - CFO

Also, I think, it allows the Rosetta shareholders to enjoy the growth of these assets. So, that’s -- we thought about that that made a lot of sense, in terms of bringing the two Companies together.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Especially when you look at where you are in the whole market and everything, I think this is a great opportunity for both shareholders to take advantage of the future growth and upside in this combination as we go forward here.

David Heikkinen - Heikkinen Energy Advisors - Analyst

And the implications for your current valuation, and how you think about using your equity from here forward?

Ken Fisher - Noble Energy, Inc. - CFO

Well, I think, we would -- the strength of our balance sheet and the strong liquidity position put us in good shape to be able to do this deal. I think the metrics are attractive. It will be an accretive transaction, and we would continue, I think, as Dave said, to follow this similar type of approach and strategy that we’ve had through time, which is an organic strategy augmented by an occasional opportunity-type transaction. I think, I would expect us to continue to maintain the balance sheet, liquidity levels consistent with history. And I think we’ve been very judicious in the use of equity through time, so I wouldn’t expect that to change, David.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I think, David, to go back to our strategy, even from the initial equity offering -- was all about maintaining our strength through this whole period. And I think this deal here also enables us to continue to build on that strength, and continue to position us out in front of things here to get out early -- be an early mover, if you will -- and position us for the future. So, that’s kind of the way we continue to look at how we stay out in front of things here.

David Heikkinen - Heikkinen Energy Advisors - Analyst

All right, thanks.

Operator

Leo Mariani, RBC.

Leo Mariani - RBC Capital Markets - Analyst

Hey, guys. I was hoping you could speak in a little more detail on some of inventory you guys have laid out here? I guess you guys are saying 640 locations in the Eagle Ford. We’re trying to get a sense of how many of those are in the Lower, how many of those are in the Upper? Just happened to notice that that number is a little bit higher than a number that Rose had put in their slides, as of a number of weeks ago, on inventory. Just trying to figure out what the difference was -- if it was the Upper?

And then in the Permian, your 1,200 locations -- trying to get a sense of whether or not -- what zones that is. If it is mostly Wolfcamp, or does it include Bone Springs, and just any color you had around that would be helpful.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Okay. I think, Gary, do you want to start with that, and we will fill in here?

Gary Willingham - Noble Energy, Inc. - EVP of Operations

Yes, Leo, so, as we said, we’ve got about 1,800 gross locations. One of the slides that Dave showed, shows about two-thirds of those in the Permian, and about one-third in the Eagle Ford. I guess what I would say in the Eagle Ford is that probably about a third of those, round numbers, are in the Lower Eagle Ford, based on our current view of spacing assumptions now, just like anywhere else, where we continue to test downspacing, these numbers are all subject to get bigger over time.

But currently about a third of them are Lower Eagle Ford, and the rest would be Upper Eagle Ford. When you look out at the Permian, I’d say a little more than half, probably on the order of 700 of the 1,200 are in the Wolfcamp A, and the rest are split between Bone Springs and some of the other Wolfcamp zones.

Leo Mariani - RBC Capital Markets - Analyst

Okay. That’s helpful. You guys obviously referred to this transaction as giving you guys new footholds in different areas. I mean, does that imply that we could see some future bolt-on acquisitions in the Delaware Basin and the Eagle Ford over time?

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Well, I think we’ll always continue to look at that, Leo. You go back to our entry into the DJ Basin with the Patina transaction, and then we built on that with US Exploration, Petro-Canada, and then some other smaller transactions up there. So, I think both these areas lend themselves to that. We will just have to see how that plays out; but I think it’s a nice position to build from, in both areas.

Leo Mariani - RBC Capital Markets - Analyst

Okay, that’s helpful.

And I guess, just in terms of your comment about growing 15% within cash flow, just curious, is that -- I’m assuming that’s a 2016 15% growth, and I am just curious as to what commodity prices you’re using?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Yes, that’s based off of what Rosetta has laid out for their guidance for this year, and then building from there for 2016, and the several years beyond that.

Leo Mariani - RBC Capital Markets - Analyst

Okay, thanks, guys.

Operator

Michael Rowe, Tudor, Pickering, Holt & Company.

Michael Rowe - Tudor, Pickering, Holt & Company - Analyst

I just wanted to ask a quick question. So, you already had a question about doing more bolt-ons. But I guess, between the Eagle Ford and the Delaware Basin specifically, where do you see the most opportunity to expand your acreage, either through bolt-ons or downspacing, to add further to inventory depth?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Well, I don’t know, Michael, if we could specifically say one or the other, at this point. I think when you just look at the big positions in both of those areas, they both lend themselves to potentially down the road. But I think the main thing for us right now is to get this pulled together, get this brought in, and work on developing the inventory from what we are picking up here already, because just within this inventory, we can grow this asset fairly quickly and fairly significantly, and then we’ll just see how it plays out from there on anything else that might fit.

Michael Rowe - Tudor, Pickering, Holt & Company - Analyst

Okay. And then, just one quick follow-up question on capital allocation: You mentioned you can generate free cash flow from these assets. Is there a desire to invest more capital in these going forward, relative to other areas within your US on-shore portfolio? Could you just maybe just give some context on how you’re thinking about how the asset mix looks today on a pro forma basis, and how you’re thinking about allocating capital between those?

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Yes, I think -- and that’s why we’ve highlighted that we can grow these assets significantly within the cash flow from these assets particular, so they are not taking away from any of our other assets. So, this is all additive, if you will, to our portfolio. So, I think, from a capital allocation, we are not transferring anything from something else into here. But as far as continuing to allocate more to these assets as we go through time, that will be driven by the conditions as we go forward.

I would say they are very competitive, when you look around our portfolio, that one of the keys for us was, if we were going to get into additional areas, given the high quality and strong economics that we have in our existing portfolio, it was going to have to be something that we felt could be competitive over time to develop. And I would say these fit well. But the other aspect of this that was really attractive is that we can grow these significantly within the cash flow of these particular assets themselves, and it doesn’t dilute what we’re doing in any of our other opportunities.

Michael Rowe - Tudor, Pickering, Holt & Company - Analyst

Great, thank you.

Operator

Joe Allman, JPMorgan.

Joe Allman - JPMorgan - Analyst

Thank you; hi, everybody. Just a follow-up to Leo’s first question, in terms of the inventory: How did you identify the 1,800 gross horizontal drilling locations, and the 1 billion BOE of upside? Could you just describe your due diligence process?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I’ll let Gary talk a little bit about how he got comfortable with this, and then I’ll add to that.

Gary Willingham - Noble Energy, Inc. - EVP of Operations

Yes, Joe, I would say a couple of things. First off, we’ve obviously had numerous discussions with the technical teams over at Rosetta. But I would say, even before that, we’ve been looking in both of these areas for quite some time. Dave alluded to -- we’ve been considering these areas for a while now. So, I would say our technical teams that are part of our business development group have been pretty familiar with these areas for quite a while.

I think, when you look at both the results that Rosetta has had on their own acreage, as well as the results we’ve seen from other operators offsetting that, and based on our knowledge of the plays, is how we’ve arrived at the number of locations going forward. And we feel very comfortable with the numbers we’ve put out there.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I’d say, just to add to Gary’s comments, even though we haven’t been in these areas, we’ve had some folks in our business development teams doing detailed mapping and analysis of both of these areas for, I’d say, a couple of years now. So, this isn’t something that just all of a sudden we’ve started to look at, and started to try and gain an understanding of this. It is something we’ve been trying to build an understanding for a number of years now. And then, in doing that, you can start to pick out a good opportunity if it comes up.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

I’ve always been a firm believer that you don’t just react to an opportunity, but you kind of prepare for it. And I think in this case, this is another example of having done that; the same as we did in the Marcellus and in the DJ.

Joe Allman - JPMorgan - Analyst

That’s very helpful. And then a follow-up: Could you describe any commitments you might have on the assets, in terms of HBP commitments or pipeline commitments or anything else?

And then a follow-up to one of Michael Rowe’s questions: You talked about the competitiveness of these assets versus other assets in the portfolio. Would you consider some of these assets actually better than some of the other assets in your portfolio? And if so, might you reduce spending in the future on some of the stuff you have now, and increase spending on what you’re buying now?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I think, first, on commitments, there’s a certain amount of activity in both the Eagle Ford and Permian to maintain the lease activity and so forth. And that’s all been built into, and that’s what Rosetta’s been doing, and that we have built into the program there. So, that’s well covered.

I would say, as far as taking away from the existing assets, I will go back to my comments earlier that this doesn’t take away from the existing assets. It’s very complementary to the existing assets.

I’d probably have Gary visit just a minute or two on how he sees the relative, if you will, economic contribution for the different assets.

Gary Willingham - Noble Energy, Inc. - EVP of Operations

Yes, I’d just say it’s very competitive with the other areas we’ve got onshore. I think you’ve got plenty of history there to judge the performance of the Eagle Ford; and recent results continue to get even better, just like we’ve seen in our existing areas. And I expect these to compete very well on a stand-alone basis with anything else we’ve got.

And as Dave said, we’ve got it modeled so that we are funding it, essentially internal to these assets with cash flows. So, we are not taking investment away from anywhere else to do it.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

And I think, as we’ve seen how some of these plays have developed -- you go back to the DJ, and how we’ve developed into the longer lateral-type activity. I think you have the opportunity in the Eagle Ford to do some more of that, as you continue to finish that out. As Gary said, the actual spacing, and then the spacing by different intervals, is still an open question as to where you end up on that.

I think in the Permian, with that Permian position, you’re such early stage of that, you’ve got a wide-open playing field out there to optimize how you do that. Along with -- there’s probably some opportunities to -- as we’ve continued to look at integrated development plans, and how we managed surface facilities and so forth, and we’ve learned from some of that, that the various stages you are in down here, you probably got opportunities to realize some benefits of just shared learnings on that aspect also.

Joe Allman - JPMorgan - Analyst

That’s all very helpful. Thank you, guys.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Operator

Bob Brackett, Bernstein Research.

Bob Brackett - Bernstein Research - Analyst

Kind of a follow-up: How would an individual Eagle Ford well or Permian well compare to the before-tax rate of return of a DJ long lateral?

Ken Fisher - Noble Energy, Inc. - CFO

I’d say a Lower Eagle Ford well is very comparable to a lot of what we’re doing in the DJ Basin.

Bob Brackett - Bernstein Research - Analyst

Okay. And then, I guess that other follow-up on the notion of equity issuance -- if commodity prices are flat from here, do you see any risk that there’ll be an additional equity issuance this year?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I think the whole objective -- and I’ll go back to what we talked about when we did that earlier, and what we talked about in the earnings release. What we are driving to is getting ourselves in kind of a cash flow-neutral position on a spending, if you will, by midyear or so. So, we are not that far from there, which will put us in a very good position, and that’s tied to this kind of price environment -- oil price environment. Bringing this in and being able to grow this within its own cash flow won’t put any additional pressure on that. So, we’ll be able to maintain that.

We’ll be able to maintain our liquidity, and maintain our strong financial strength so that -- the nice part about this, and what’s I’d say fairly unique about this -- it enables us to bring in two high-quality core areas, and still maintain our strength and financial position that will enable us to take advantage of developing these as we go forward. And also, as we’ve talked about in our existing asset base, gives us the flexibility to accelerate, as it makes sense out there. But I don’t see this diminishing our financial strength at all.

Ken, any other thoughts?

Ken Fisher - Noble Energy, Inc. - CFO

No, I would agree.

Bob Brackett - Bernstein Research - Analyst

Thank you.

Operator

Paul Sankey, Wolfe Research.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Paul Sankey - Wolfe Research - Analyst

Hi, good morning, everyone. This is a bit of a follow-up, follow-up, and maybe a little bit redundant, but is there a risk here that you are in too many areas in the US? When I look at your net asset value, I see a lot of stuff, and none of it huge. I just wonder whether or not a more focused strategy might have be an alternate consideration for you guys? Thanks.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Well, I think, when you look at the specific areas we’re in, I would say that it is pretty focused in those areas. When you look in the DJ, that is a pretty consolidated position; the same thing in the Marcellus. And I think these two areas fit that same description, when you look at that.

The ability to be in what I would consider probably the four top unconventional plays, and to share and leverage the learnings in that, I think brings a lot of value for us. I think you just have to make sure that you’re doing it well, and executing well. And I think we have a track record and history of doing that, and we’ll continue to do that.

Gary Willingham - Noble Energy, Inc. - EVP of Operations

The other thing I would add is: Our asset base is diversified, but as Dave said, it is very focused, and you have material resources in all these areas -- multi-billion BOE in the DJ, 15 TCFE in the Marcellus, 40 TCF in Eastern Mediterranean. These are world-class global scale assets. So, this gives us then further expansion into two of the premier plays in the US.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Our focus has been in core areas to make sure they are high quality. I think, if you look at our history over the last five years, I think we have sold about $2.5 billion of assets that we didn’t consider core, that we weren’t going to focus on. So, what we are calling core quality assets are what we are going to focus on developing and extracting value out of.

Paul Sankey - Wolfe Research - Analyst

That feeds straight into my -- the second part of my question, which was whether or not you’ll be making disposals, and whether or not this increased exposure to the US would perhaps mean that you’re considering rationalizing some of your international operations? Thanks.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

No, it doesn’t, really. I think we’ve got our portfolio in the position that everything is now core area or, on the exploration side, could be potential core area. And the fact that we can bring two core areas in here that really don’t come with anything that requires disposal, if you will, but they are all pieces we’re going to be developing for the most part.

And you can do it within cash flow. It doesn’t put any pressure on any of the other assets. That’s why I say it’s very complementary to our existing portfolio.

Paul Sankey - Wolfe Research - Analyst

Great, thank you.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Operator

Doug Leggate, Bank of America.

Doug Leggate - BofA Merrill Lynch - Analyst

Good morning, David; good morning, everybody. David, I don’t know if this touches on some of the things you’ve already mentioned, but obviously exploration has a different risk profile from on-shore development. Now that you have this additional call on capital, what does it say about your exploration -- your allocation of capital between exploration and on-shore development on a go-forward basis? I’m just wondering if that’s one of the levers here that allows you to accelerate the pace of development?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I think, when you look at it, on the exploration piece, that’s a proficiency that we’ve become very good at. We’ve got a great track record, and we’ve got a good inventory moving forward. So, we will continue to focus that.

I mean, what this does -- it adds a little bit of scale. And, as we’ve talked about it, it’s not really drawing capital from any other part of the Business, when you see it, when you can generate these -- this kind of growth just within cash flow type piece. So, we are not looking at it as the standpoint of something that dilutes or decreases our exploration portfolio. I mean, we still have some very big material exploration pieces.

What it does is it gives you a little more diversification on that. It does put a little higher concentration in the US onshore. And when you are putting that little higher concentration in the US onshore, in premier plays in the onshore, I don’t think that’s a bad thing.

Doug Leggate - BofA Merrill Lynch - Analyst

Okay. I appreciate that. I guess, my follow-up would just be: Is this a big enough footprint for you, Dave? Are you going to be looking to bolting on to this?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Well, as we’ve talked about, we will look at it over time. I think it is a good, solid position to start from, in each basin. I think the emphasis near term will be on developing that well, and executing well, and delivering on that growth we have laid out for ourselves within cash flow in those basins, but we’ll keep our eye open. As I mentioned before, we’ve been looking in these basins for a couple of years, and building our knowledge base. This allows us to accelerate our knowledge base in each basin.

And I’ll go back to what we did in the DJ, where, over time -- but it was over time we continued to bolt on and add significant positions. We will just see if that opportunity comes here. But in and of itself, it still adds significant scale and materiality, just from the position we’re bringing in, when you think about the materiality of -- you’re adding 20% production and reserves right now, and we’re going to continue to build on that from this existing position.

Doug Leggate - BofA Merrill Lynch - Analyst

Got it. Okay, Dave, thanks for taking my questions.

Operator

Bob Morris, Citigroup.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Bob Morris - Citigroup - Analyst

Thank you; good morning, gentlemen. Looking at -- I haven’t followed Rosetta as closely, but it looked like they were calling for production to decline this year. But in your projection that you think you can grow this production in a 15% compound annual rate going forward, what does that entail as far as ramping up activity or the number of rigs added here over the next few years in order to achieve that?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Yes, I think when you look at it, Bob, and I think Gary can probably give you more of the specifics on how the plan’s laid out, but it is some increase over the next couple of years. I think even when Jim talked on the earnings call for Rosetta here last week, he talked about what kind of capital it would take to stay flat next year, and then, within cash flow, how much growth they could see. And I think we are pretty consistent for next year on that.

But, Gary, do you want to talk a little bit about what we are thinking on activity looking forward?

Gary Willingham - Noble Energy, Inc. - EVP of Operations

Yes, on Rosetta’s conference call, they indicated they could grow 15% from 2015 to 2016, spending about $350 million of capital. And if they scaled that back to $225 million, they still expected modest growth. I would say, our model is tied more to that 15% growth scenario. And over the next few years, we ramp up to three rigs or so in the Permian, and four rigs or so in the Eagle Ford, is kind of the order of magnitude we’ve got it modeled at right now.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

And I think, Gary, remind me, there’s still a number of wells waiting on completion out there?

Gary Willingham - Noble Energy, Inc. - EVP of Operations

At the end of first quarter, they had 44 wells in the Eagle Ford and 18 in the Permian that had been drilled but not completed. So, that’s a large part of the activity for the rest of this year as well.

Bob Morris - Citigroup - Analyst

Okay, thanks. And then second question is: Apart from just the learnings on the wells that you’ll be drilling here, how should we think about synergies, particularly for overhead? In other words, if you add the two Companies’ overhead, and then subtract how much for the synergies that you will be able to eliminate in combining the Companies, and if there are other areas where we should think about synergies in reducing costs or capital outlays?

Ken Fisher - Noble Energy, Inc. - CFO

There will be some synergies, but this wasn’t really driven by a big cost driver, in terms of the corporate costs. Obviously, some of those will come out, and we will integrate the team in. But I think the big focus has been -- try to ensure that we get the talent and the expertise in the two plays that we are absorbing, and bring those people over to the team. And the real value will be driven by the asset.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Gary Willingham - Noble Energy, Inc. - EVP of Operations

This is Gary. Certainly from the technical and the operations side, we are looking forward to having the Rosetta folks join the Noble team. We think they have done a great job of appraising and developing these assets, and look forward to having them join us.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

And the other nice thing to add, too, is that both Companies are headquartered here in Houston, so that ought to help on the ease of getting things pulled together. I think one of the things we are doing very rapidly is we are putting integration teams in place, where you have got a counterpart on each -- from each Company that will be working hand in hand to pull this together. And we found that that was very effective when we did the Patina piece, and I think we’re going to use that model, and what they have also learned from different elements, to work together to pull this together very quickly.

Bob Morris - Citigroup - Analyst

Great, thank you.

Operator

Mike Kelly, Global Hunter Securities.

Mike Kelly - Global Hunter Securities, LLC - Analyst

Hi, guys. Good morning.

This deal does dilute the impact and contribution of Israel to some degree. And I just wanted to get your thoughts -- it sounds like that is unintentional. But maybe from a risk standpoint, it could be considered a positive. And I know there was some chatter on Israel last week, just to get some color, if there’s any additional clarity in your minds of how that’s going to play out here -- that situation, from a political side? Thank you.

Dave Stover - Noble Energy, Inc. - Chairman & CEO

First, I’m very pleased with the progress we continue to make with the discussions over in Israel. I would say for this though, any time you can add two material, unconventional premier plays in Texas, those help. I mean, I think that’s not insignificant. But I think they also add some very nice volume growth over several years and longer term here that come from some very low-risk areas.

I think, when you think about it from an Israel standpoint, the discussions over there, I think, are playing out well, and they will continue to move forward. I think, when you think about this, this is entirely different and separate, and just is a nice addition to the portfolio that will continue to add growth. And then, we will be able to build on that when we bring the big Israel projects on later, toward the end of the decade.

So, when you just put the whole portfolio together, it just tells a really nice story between now and the big Israel projects coming on. And then, when those come on, going forward from there. So, it just fits very, very well.

Mike Kelly - Global Hunter Securities, LLC - Analyst

Okay. Has there been any material changes in the process over the last couple of weeks in Israel?

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I think, just ongoing discussions -- I think the big thing there is getting the government seated now, and then we will continue to move from there.

Mike Kelly - Global Hunter Securities, LLC - Analyst

Okay, thank you.

Operator

Paul Grigel, Macquarie.

Paul Grigel - Macquarie Research Equities - Analyst

Good morning. Do your guys’ capital plan for the acquired assets differ from what Rosetta had laid out? And specifically, would you consider adjusting the drilling program to help address some of the lease expiration issues in the Permian?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I think, we’ll make sure we preserve the leases in the Permian. And I think for 2015 and 2016, I think our programs are fairly similar to what -- at least what Jim was talking about, what they could do within cash flow, and grow in 2016, on their last call.

I think we’ll continue to probably ramp up the activity beyond there, somewhat, as Gary talked about. But I don’t think we are really inconsistent this year or next year, other than the emphasis will be on using our full cash flow out there. And with that, how much can we grow the asset, and what we’re seeing, just looking at, for example, into 2016, you can grow that 15%.

Paul Grigel - Macquarie Research Equities - Analyst

Okay. And then, following up on some of the questions earlier -- given the diversification of the portfolio now, where would you view incremental capital as being first placed in the portfolio, if you were to accelerate at this point in time?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

I think DJ Basin is still going to draw capital. As we talked at last week, we have actually added capital to the DJ out there. I think, then we will just have to get in and understand these assets a little better. But I think from what we’ve seen here, as Gary mentioned, the Lower Eagle Ford is very competitive overall.

Gary, you got any other thoughts?

Gary Willingham - Noble Energy, Inc. - EVP of Operations

No, I think the Lower Eagle Ford is very competitive. I think, longer term, as we get more active in the Permian and get some more well results out in the Permian, we’ve certainly got the ability to accelerate those 1,200 or so locations over time as well, too. But Dave is right; I think, for now, the incremental dollar is still going to go to the DJ.

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MAY 11, 2015 / 2:00PM, NBL - Noble Energy Inc Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources Call

Paul Grigel - Macquarie Research Equities - Analyst

Okay. Thank you.

Operator

That will conclude our question-and-answer session for today. I would now like to turn the conference back over to management for any closing remarks. Gentlemen?

Dave Stover - Noble Energy, Inc. - Chairman & CEO

Thanks. Thanks, everyone, for joining us this morning. We are really excited about this transaction, and what it could mean for Noble Energy shareholders and employees. And I really appreciate all the interest you had with us today. Thank you.

Operator

And we thank you, sir, and to the rest of the management team for your time today also. The conference call is now concluded. At this time, you may disconnect your lines. Again, we thank everyone for attending today’s presentation. And at this time, you may disconnect your lines. Take care.

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This communication also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Please also see Noble Energy’s website at http://www.nobleenergyinc.com under “Investors” for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.

The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We use certain terms in this presentation, such as “discovered unbooked resources”, “resources”, “risked resources”, “recoverable resources”, “unrisked resources”, “unrisked exploration prospectivity” and “estimated ultimate recovery” (EUR). These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, http://www.nobleenergyinc.com.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Rosetta, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Rosetta that also constitutes a prospectus of Noble Energy. Rosetta will mail the proxy statement/prospectus to its shareholders. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Rosetta may file with the SEC in connection with the proposed transaction. Noble Energy and Rosetta urge Rosetta investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Rosetta’s website (www.rosettaresources.com) under the tab “Investors” and then under the heading “SEC Filings.”

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